

12061101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 MM/DD/YY AND ENDING 12/31/11 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hampton Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

Toronto (City) Ontario (Canada) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) Toronto (City) Ontario (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
04

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, F. Bernard Arokium, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hampton Securities (USA), Inc. as of and for the year ended December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.



Signature

FINOP

Title



Notary Public

Saman M. Jaffery
Barrister and Solicitor
LSUC # 555530

HAMPTON SECURITIES (USA), INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes): **Page**

Deloitte.

Deloitte & Touche LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Independent Auditor's Report

To the Board of Directors and Stockholder of
Hampton Securities (USA), Inc.

We have audited the accompanying statement of financial condition of Hampton Securities (USA), Inc. (the "Company") as of December 31, 2011 and the related statements of loss, cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(b) to the financial statements, the Company's recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 2(b) to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Chartered Accountants
Licensed Public Accountants
February 22, 2012

HAMPTON SECURITIES (USA), INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2011
[Expressed in U.S. dollars]

ASSETS		
Cash	$	**92,344**
Due from clearing broker (Notes 4 and 5)		**25,010**
Prepaid expense		**1,620**
Income tax receivable		**2,088**
	$	**121,062**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued liabilities	$	**82,498**
Due to affiliate (Note 7)		**7,695**
		90,193
Contingencies (Note 4)		
STOCKHOLDER'S EQUITY:		
Capital stock		
Authorized		
200 common shares, no par value, one vote per share		
Issued		
150 common shares		**375,000**
Additional paid-in capital		**1,190**
Accumulated deficit		**(345,321)**
		30,869
	$	**121,062**

See accompanying notes to financial statements

HAMPTON SECURITIES (USA), INC.
STATEMENT OF LOSS
For the year ended December 31, 2011
[Expressed in U.S. dollars]

REVENUES		
Commissions	$	**20,899**
Interest and other		**381**
		21,280
EXPENSES		
Clearance fees (Note 7)		**89,998**
Less: clearance fees reimbursed by affiliate (Note 7)		**(94,300)**
General and administrative (Note 7)		**32,135**
		27,833
LOSS BEFORE INCOME TAXES		**(6,553)**
TAX EXPENSE		**1,020**
NET LOSS	$	**(7,573)**

See accompanying notes to financial statements

HAMPTON SECURITIES (USA), INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2011
[Expressed in U.S. dollars]

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	**(7,573)**
Changes in operating assets and liabilities:		
Accounts payable and accrued liabilities		**(12,566)**
Due to/from affiliate		**12,557**
Prepaid expense		**(57)**
Income tax receivable		**(257)**
Net cash used in operating activities		**(7,896)**
DECREASE IN CASH		**(7,896)**
CASH, BEGINNING OF YEAR		**100,240**
CASH, END OF YEAR	$	**92,344**
SUPPLEMENTAL CASH FLOW INFORMATION		
Income taxes paid	$	**1,700**
Interest paid		**-**

See accompanying notes to financial statements

HAMPTON SECURITIES (USA), INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2011
[Expressed in U.S. dollars]

	Capital stock				Additional Paid-in		(Accumulated		Total Shareholder's
	Number		Amount		Capital		Deficit)		Equity
Stockholder's equity, beginning of year	**150**	**$**	**375,000**	**$**	**1,190**	**$**	**(337,748)**	**$**	**38,442**
Net loss	-		-		-		(7,573)		(7,573)
Stockholder's equity, end of year	**150**	**$**	**375,000**	**$**	**1,190**	**$**	**(345,321)**	**$**	**30,869**

See accompanying notes to financial statements

HAMPTON SECURITIES (USA), INC.
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2011
[Expressed in U.S. dollars]

1. ORGANIZATION

Hampton Securities (USA), Inc. (the "Company") was organized on January 12, 1999 as a New York corporation and is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority. The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Rule 15c3-1. The Company clears all of its transactions through a security clearing broker, National Financial Services LLC ("NFS") on a fully disclosed basis. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k(2)(ii) since it uses a carrying broker, NFS, for clearing.

The Company is a wholly owned subsidiary of Hampton Securities Corporation (a Delaware Corporation), itself a wholly owned subsidiary of Hampton Securities Incorporated ("HSI"), a Canadian incorporated company.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The Company's current operations are unprofitable and the Company is dependent on its ultimate parent company, HSI, for continuing support and financing of its operations.

(b) Going concern

While these financial statements have been prepared on the basis of accounting principles applicable to a going concern, conditions raise substantial doubt about the validity of this assumption. The current business activities of the Company are unprofitable and Management is not projecting a return to profitability in 2012. The Company is dependent on its ultimate parent company, HSI, and Management of HSI intend to continue to provide ongoing support and financing of the Company's operations for the next twelve months, which is estimated to require approximately $100,000. If the going concern assumption were not appropriate for these financial statements, adjustments would be necessary in the carrying values of assets and liabilities, the reported net earnings and the balance sheet classifications used.

(c) Securities transactions

Securities transactions and related commission revenue and expenses are recorded on a trade-date basis.

(d) Income taxes

The Company uses the liability method in providing for income taxes on all transactions that have been recognized in the financial statements. The liability method requires that deferred taxes be adjusted to reflect the enacted tax rates at which future taxable amounts are anticipated to be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net loss in the period such change occurs. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Cash

Cash includes cash on hand and cash in depository accounts with other financial institutions.

(f) Fair value of financial assets and liabilities

All of the Company's financial assets and liabilities, including cash, due from clearing broker, due to affiliates and accounts payable and accrued liabilities, are carried at cost which approximates fair value due to their short-term nature or imminent maturity.

(g) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Estimates are only used in the calculation of accrued expenses.

(h) Currency

These financial statements are presented in U.S. dollars, being the functional currency of the Company. All transactions by the Company are in U.S. dollars.

(i) Future changes in accounting policies

In May 2011 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. This ASU results in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands ASC 820's existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments were made to eliminate unnecessary wording differences between U.S GAAP and IFRS, however some could change how the fair value measurement guidance in ASC 820 is applied. The amendments are effective for annual periods beginning after December 15, 2011.

Given that the Company's only financial assets and liabilities are cash, receivables and payables, management does not expect ASU 2011-04 to have a significant impact on the Company's future financial statements.

3. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

Credit risk on financial instruments is the risk of financial loss occurring as a result of default by a counterparty on its obligation to the Company. Credit risk is managed by dealing only with counterparties the Company believes to be creditworthy, by obtaining sufficient and satisfactory collateral and by daily monitoring of credit exposure and collateral. The Company's most significant concentration of credit risk is with the carrying broker.

4. CONTINGENCIES

Guarantees

The Company has provided a guarantee to its clearing broker, NFS. Under this agreement, the Company has agreed to indemnify NFS for customers, introduced by the Company, that are unable to satisfy the terms of their contracts. The Company's liability under this agreement is not quantifiable, however, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is included in the statement of financial condition for this guarantee.

The due from clearing broker includes a security cash deposit of $25,000 from the Company to settle any potential amounts outstanding from customers.

5. CLEARING AGREEMENT

Pursuant to an agreement between the Company and NFS, all securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through NFS. The Company is exempt from provisions of SEC Rule 15c3-3, as discussed in Note 1, and is not responsible for compliance with Section 40 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by NFS. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

The Company's agreement with NFS includes the provision for Proprietary Accounts of Introducing Brokers and, as a result, the security cash deposit is treated as an allowable asset for the computation of net capital.

NFS has provided the Company written notice of termination of its clearing agreement, effective January 31, 2012. Subsequently, NFS has agreed to extend the termination of its clearing arrangements to April 13, 2012. The Company is currently finalizing an agreement with another clearing broker to replace these services.

[Expressed in U.S. dollars]

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital which, as defined under this Rule shall not exceed 15 to 1. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2011, the Company had net capital of approximately $27,151, which is approximately $21,138 in excess of the required minimum net capital. The Company's net capital ratio was 3.32 to 1.

The Financial Industry Regulatory Authority ("FINRA"), the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits and 120% of required minimum net capital.

7. RELATED PARTY TRANSACTIONS

During the year, the Company paid or accrued clearing charges and trade execution fees to NFS of $89,998. Hampton Securities Limited ("HSL"), an affiliate of the Company and a subsidiary of HSI, reimbursed the Company for $94,300 of these expenses. The net amount paid or accrued by the Company of ($4,302) is reported on the Statement of Loss.

Certain general and administrative expenses are paid by HSL on behalf of the Company. To the extent that the Company has not reimbursed HSL for these expenses, these are included in the due to affiliate balance in the amount of $7,695 as at December 31, 2011.

8. LOSS CARRYFORWARDS

The Company has approximately $356,817 of net operating losses which are available for utilization against operating income in the future years. $6,001 of net operating losses expire in 2025, $25,581 in 2027, $269,981 in 2029, $47,309 in 2030 and $7,945 in 2031. The related deferred tax asset has been fully offset by a valuation allowance as it is not considered more likely than not that the tax losses will be utilized.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events up to and including February 22, 2012, which is the date the financial statements were available to be issued.

HAMPTON SECURITIES (USA), INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 (Schedule (g))
As at December 31, 2011
[Expressed in U.S. dollars]

Total stockholder's equity	$	30,869
Non-allowable asset - portion of due from carrying broker		(10)
Non-allowable asset - prepaid expense		(1,620)
Non-allowable asset - income tax receivable		(2,088)
Net capital		27,151
Computation of minimum net capital requirement: (Greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined)		6,013
Excess net capital	$	21,138
Aggregate indebtedness*	$	90,193
Ratio of aggregate indebtedness to net capital		3.32

* Aggregated indebtedness is calculated as total liabilities less direct brokerage rebates payable to the extent of cash deposit segregated for the exclusive benefit of customers of $ nil.

There are no material differences between the preceding computation and the Company's unaudited FOCUS Report as of December 31, 2011, filed on January 26, 2012.

HAMPTON SECURITIES (USA), INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES (Schedule (h)) EXCHANGE ACT OF 1934
As at December 31, 2011
[Expressed in U.S. dollars]

EXEMPTION UNER SECTION (k)(ii) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph ((k)(2)(ii) of Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Independent Auditor's Report on Internal Accounting Control required by Rule 17a-5

To the Board of Directors and Stockholder of
Hampton Securities (USA), Inc.

In planning and performing our audit of the financial statements of Hampton Securities (USA), Inc. (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 10, 2012 and such report expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's ability to continue as a going concern), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Chartered Accountants
Licensed Public Accountants
February 22, 2012

Deloitte.

Deloitte & Touche LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Hampton Securities (USA), Inc.
141 Adelaide Street West, Suite 1800
Toronto ON M5H 3L5

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Hampton Securities (USA), Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Hampton Securities (USA), Inc.'s compliance with the applicable instructions of the Form SIPC-7. Hampton Securities (USA), Inc.'s management is responsible for the Hampton Securities (USA), Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as seen in the general ledger and bank statements noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as corresponding invoices, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as corresponding invoices, supporting the adjustments noting no differences; and

5. Noted no overpayments were applied against the current assessment with the Form SIPC-7T on which it was originally computed

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Chartered Accountants
Licensed Public Accountants
February 22, 2012